

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 30, 2018

Owen S. Littman
General Counsel
Cowen Inc.
599 Lexington Avenue
New York, NY 10022

Re: Cowen Inc.
Registration Statement on Form S-3
Filed May 24, 2018
File No. 333-225167

Dear Mr. Littman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert, Staff Attorney, at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services